As filed with the Securities and Exchange Commission on March 4, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MINE SAFETY APPLIANCES COMPANY

(Exact name of issuer as specified in its charter)

Pennsylvania	25-0668780
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 Gamma Drive RIDC Industrial Park O’Hara Township Pittsburgh, Pennsylvania	15238
(Address of Principal Executive Offices)	(Zip code)

2005 MSA Supplemental Savings Plan

(Full title of the plan)

Douglas K. McClaine, Esq.

Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, Pennsylvania 15238

Telephone: (412) 967-3000

(Name, address and telephone number, including area code, of agent for service)

Copies of communications to:

Dodi Walker Gross, Esq.

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219-1886

Telephone: (412) 288-4132

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐        (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Deferred Compensation Obligations[1]	$5,000,000	100%	$5,000,000	$196.50

[1]	The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the 2005 MSA Supplemental Savings Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I are not required to be filed with the Securities and Exchange Commission (the “Commission”) as part of this Form S-8 Registration Statement in accordance with Rule 428 of the Securities Act of 1933, as amended (the “1933 Act”). The documents containing information specified in the instructions to Part I of Form S-8 will be sent or given to employees participating in the 2005 MSA Supplemental Savings Plan as specified by Rule 428(b)(1) of the 1933 Act. Those documents and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the 1933 Act.

PART II

INFORMATION REQUIRED IN THE

REGISTRATION STATEMENT

Item 3.	Incorporation of Certain Documents by Reference.

The following documents filed by the registrant, Mine Safety Appliances Company (the “Company”), with the Commission are incorporated by reference in this Registration Statement:

(a) The registrant’s latest annual report on Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “1934 Act”); and

(b) All other reports filed by the registrant pursuant to Section 13(a) or 15(d) of the 1934 Act since the end of the fiscal year covered by the annual report on Form 10-K referred to in paragraph (a) above.

All documents filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act subsequent to the filing of the annual report on Form 10-K referred to in paragraph (a) above and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other contemporaneously or subsequently filed document which also is or is deemed to be incorporated by reference in this Registration Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

This Registration Statement registers $5,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) to be offered to a select group of management and highly compensated employees of the Company pursuant to the terms of the 2005 MSA Supplemental Savings Plan (the “Plan”).

The Deferred Compensation Obligations are general unsecured obligations of the Company to pay deferred compensation in the future from the general assets of the Company in accordance with the terms of the Plan. The Deferred Compensation Obligations are unsubordinated indebtedness of the Company and are subject to the risks of the Company’s insolvency. The Deferred Compensation Obligations will be paid in cash and will be subject to withholding for applicable taxes.

In accordance with the terms of the Plan, participants may elect to defer a portion of their salary and bonus for a plan year (generally January 1 through December 31 of any year). The amount of salary and/or bonus deferred by each participant is determined in accordance with each participant’s deferral election and the provisions of the Plan. A participant also will be eligible to receive an allocation of Company matching contributions if the participant elects under the Plan to defer a portion of his salary that is in excess of the limitations set forth in Sections 401(a)(17) and/or 415 of the Internal Revenue Code. Participants are always one hundred percent (100%) vested in their elective deferral and will become one hundred percent (100%) vested in Company matching contributions, if any, pursuant to the vesting schedule set forth in the Plan, or upon death, the attainment of age sixty-five (65), or the occurrence of a change in control, in each case, while employed by the Company.

Each participant will allocate his elective deferrals and Company matching contributions, if any, among various deemed investment fund alternatives. The Plan administrator has the sole discretion to determine the deemed investment fund alternatives available under the Plan as the measurement mechanisms to determine the hypothetical gains and losses on amounts deemed to be invested in accordance with the terms of the Plan. Participants will not have any ownership interest in the selected deemed investment fund alternatives.

Amounts contributed to the Plan on behalf of a participant will be credited by book entry to such participant’s hypothetical account. The value of a participant’s account will be based on the amounts deferred by the participant, Company matching contributions, if any, and the performance of deemed investment fund alternatives selected by the participant.

In accordance with each participant’s advance election, the Deferred Compensation Obligations will be payable either upon the participant’s separation from service or upon a date certain specified by the participant and will be made in either a single lump sum distribution or in annual installments over a period of not less than two (2) years nor more than fifteen (15) years. Payments upon a separation from service may be subject to a six-month delay in accordance with the provisions of Section 409A of the Internal Revenue Code. Notwithstanding the participant’s advance election, distributions of Deferred Compensation Obligations will be made in the event that a participant experiences a separation from service within the two (2)-year period following a change in control of the Company, upon the occurrence of an unforeseeable emergency, upon death, or pursuant to a domestic relations order.

The Deferred Compensation Obligations cannot be assigned, alienated, pledged, attached or encumbered and are not convertible into, or exchangeable for, any other security, whether of the Company or otherwise.

The Company may amend or terminate the Plan at any time, provided, however, that no amendment or termination may (i) reduce or adversely affect the benefits payable under the Plan to a participant or beneficiary if the participant’s termination of employment with the Company had occurred prior to such amendment or termination of the Plan; or (ii) reduce or adversely affect the benefit to be paid with respect to the participant on the date of such amendment or termination, as compared with the benefit that would have been payable with respect to the participant if the participant’s employment had terminated on the day before the Plan was so amended or terminated.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

1. Pennsylvania Business Corporation Law. Sections 1741 and 1742 of the Pennsylvania Business Corporation Law (the “BCL”) provide that a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

BCL Section 1744 provides that, unless ordered by a court, any indemnification referred to above shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination shall be made:

(1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or

(2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(3) by the shareholders.

Notwithstanding the above, BCL Section 1743 provides that to the extent that a director, officer, employee or agent of a business corporation is successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

BCL Section 1745 provides that expenses (including attorneys’ fees) incurred by an officer, director, employee or agent of a business corporation in defending any proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by the corporation.

BCL Section 1746 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the foregoing provisions is not exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise, and that indemnification may be granted under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise for any action taken or any failure to take any action whether or not the corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any action by or in the right of the corporation, provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

BCL Section 1747 permits a Pennsylvania business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions described above.

2. Articles of Incorporation. Article 14th of the registrant’s Articles of Incorporation was adopted by the shareholders at their Annual Meeting held on April 24, 1987. Article 14th provides that, to the fullest extent allowed by the BCL, no director of the registrant shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director.

3. Indemnification Bylaw. Section 7.01 of the registrant’s Bylaws (the “Indemnification Bylaw”) was adopted by the shareholders at their Annual Meeting held on April 24, 1987. Under the Indemnification Bylaw, except as prohibited by law, every director and officer of the registrant is entitled as of right to be indemnified by the registrant against all expenses and liabilities incurred in connection with any actual or threatened claim or proceeding, whether civil, criminal, administrative, investigative or other, whether brought by or in the right of the registrant or otherwise, in which the director or officer may be involved in any manner, by reason of his or her being or having been a director or officer of the registrant or by reason of the fact that he or she is or was serving at the request of the registrant as a director, officer, employee, fiduciary or other representative of another corporation or other entity. In an action brought by a director or officer against the registrant, the director or officer is only entitled to indemnification for expenses in certain circumstances. Each director and officer is also entitled as of right to have his or her expenses in defending an action paid in advance by the registrant prior to final disposition of the action, subject to any obligation which may be imposed to reimburse the registrant in certain events. The Indemnification Bylaw establishes a procedure whereby a director or officer may bring an action against the registrant if a written claim for indemnification or advancement of expenses is not paid by the registrant in full within thirty days after the claim has been presented. The director or officer is also entitled to advancement of expenses in this proceeding. The only defense to an action to recover a claim for indemnification is that the indemnitee’s conduct was such that under Pennsylvania law the registrant is prohibited from indemnifying the indemnitee. The only defense to an action to recover payment of expenses in advance is failure by the indemnitee to make an undertaking to reimburse the registrant if such an undertaking is required. In addition, Section 7.02 of the registrant’s Bylaws, like Article 14th of the registrant’s Articles of Incorporation provides that, to the fullest extent allowed by the BCL, no director of the registrant shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director.

Any amendment or repeal of the Indemnification Bylaw will operate prospectively only and will not affect any action taken, or failure to act, by a director or officer prior to the adoption of such amendment or repeal.

4. Director and Officer Liability Insurance. The registrant maintains director and officer liability insurance covering its directors and officers with respect to liability which they may incur in connection with their serving as such, which liability could include liability under the Securities Act of 1933. Under the insurance, the registrant is entitled to reimbursement for amounts as to which the directors and officers are indemnified under the Indemnification Bylaw. The insurance may also provide certain additional coverage for the directors and officers against certain liability even though such liability is not subject to indemnification under the Indemnification Bylaw.

5. Indemnification Agreements. At their Annual Meeting held on April 24, 1987, the shareholders also approved a proposed form of Indemnification Agreement to be entered into between the registrant and each of its present and future directors and such other officers, employees and agents of the registrant and its subsidiaries as shall be designated from time to time by the Board of Directors.

The form of agreement provides essentially the same rights to indemnification against liabilities and expenses as are provided in the Indemnification Bylaw. In addition, the form of agreement requires the registrant to either maintain the liability insurance coverage currently in effect for the benefit of the contractee or to hold the contractee harmless to the full extent of such coverage.

Further, the form of agreement provides that if the full indemnification claimed by the contractee may not be paid by the registrant because prohibited by law and the registrant is jointly liable with the contractee as to the matter for which indemnification was sought (or would be so liable if the registrant were joined in such matter), the contractee has a right to contribution from the registrant for the amount of any expenses and liabilities incurred by the contractee as to such matter based on the relative benefits received by the registrant and the contractee from the transaction from which the liability arose and the relative fault of the registrant (including the registrant’s other directors, officers, employees or agents) and the contractee in connection with the events which resulted in such expenses or liability, as well as any other relevant equitable considerations.

Under the form of agreement, a contractee is entitled to the rights to indemnification for expenses and liability, advancement of expenses and contribution provided by the agreement notwithstanding any amendment or repeal of the Indemnification Bylaw. In addition, although a change in law restricting indemnification rights would automatically restrict the indemnification rights provided under the Indemnification Bylaw, the form of agreement provides that a change in law restricting indemnification rights will not affect the rights of a contractee under the agreement unless the law so requires.

Item 7.	Exemption From Registration Claimed.

Not applicable.

Item 8.	Exhibits.

The following exhibits are filed herewith or incorporated by reference as part of the registration Statement:

Exhibit Number	Description

4.1	2005 MSA Supplemental Savings Plan.*

5.1	Opinion of Reed Smith LLP.*

23.1	Consent of Reed Smith LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).*

23.2	Consent of PricewaterhouseCoopers LLP.*

24.1	Power of Attorney.*

*	Filed herewith.

Item 9.	Undertakings.

(a)	Rule 415 offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “1934 Act”) that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Filings incorporating subsequent 1934 Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Filing of Registration Statement on Form S-8.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, as of March 4, 2009.

MINE SAFETY APPLIANCES COMPANY (Registrant)

By:	/S/ WILLIAM M. LAMBERT
William M. Lambert President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints William M. Lambert, Dennis L. Zeitler and Douglas K. McClaine his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her or in his or her name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of March 4, 2009.

Signature	Title

/S/ JOHN T. RYAN III John T. Ryan III	Chairman of the Board

/S/ WILLIAM M. LAMBERT William M. Lambert	Director; President and Chief Executive Officer

/S/ DENNIS L. ZEITLER Dennis L. Zeitler	Senior Vice President—Finance (Principal Financial and Accounting Officer)

/S/ ROBERT A. BRUGGEWORTH Robert A. Bruggeworth	Director

/S/ JAMES A. CEDERNA James A. Cederna	Director

/S/ THOMAS B. HOTOPP Thomas B. Hotopp	Director

/S/ DIANE M. PEARSE Diane M. Pearse	Director

/S/ L. EDWARD SHAW, JR. L. Edward Shaw, Jr.	Director

/S/ JOHN C. UNKOVIC John C. Unkovic	Director

/S/ THOMAS H. WITMER Thomas H. Witmer	Director

Exhibit Index

(Pursuant to Item 601 of Regulation S-K)

Exhibit No.	Description	Method of Filing

4.1	2005 MSA Supplemental Savings Plan.	Filed herewith.

5.1	Opinion of Reed Smith LLP.	Filed herewith.

23.1	Consent of Reed Smith LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).	Filed herewith.

23.2	Consent of PricewaterhouseCoopers LLP.	Filed herewith.

24.1	Power of Attorney (included on signature page).	Filed herewith.